June 30, 2005

Jerry L. Malis
President and Chief Executive Officer
Valley Forge Scientific Corp.
136 Green Tree Road
Suite 100
Oaks, Pennsylvania 19456

>   **Re: Valley Forge Scientific Corp.**
>   **Registration Statement on Form S-4**
>   **Filed June 3, 2005**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed June 7, 2005**
>   **File No. 333-125521**

Dear Mr. Malis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

What are the tax consequences to me of the Merger, page 9

1.   Please revise this disclosure to remove the vague language "should generally" when describing tax treatment to Synergetics stockholders. Also, please briefly explain here the expected tax treatment for shareholders who receive cash in lieu of fractional shares.

Material Federal Income Tax Consequences, page 57

2.   Revise to identify counsel who will be furnishing the tax opinion to be filed as an exhibit. If counsel will be filing a short-form opinion, revise to disclose that this discussion constitutes counsel's opinion regarding the material federal income tax consequences of the merger. Specifically state that counsel has opined that the merger will constitute a reorganization within the meaning of the relevant code sections cited in the disclosure. We may have further comments when you file the tax opinion and we have had an opportunity to review it.

General

3.   The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the Registration Statement.

4.   Provide a currently dated consent from each of the independent public accountants with the next amendment.

Summary of Selected Historical Financial Data of Synergetics, page 17

Selected Financial Data, page 92

5.   Please revise to include Synergetics earnings per share, basic and diluted, for the year ended July 31, 2001 and 2000 or disclose why this information has been omitted.

Pro Forma Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements, page 76

Unaudited Pro Forma Condensed Combined Balance Sheet, page 78

6.   We note that you aggregate your stockholders' equity within your pro forma condensed combined balance sheet. Revise your condensed balance sheet to separately present the components of stockholders' equity such as common stock, additional paid-in capital, and retained earnings to enhance an investor's understanding of the respective equity accounts after the proposed merger.

7.   Reference is made to your adjustment of $13,984,690 to stockholders' equity. Revise your Pro Forma Condensed Combined Balance Sheet to separately reflect an adjustment to eliminate the historical stockholders' equity of Valley Forge and the fair value of Valley Forge's stock on the date of acquisition. Also, include a note to discuss the nature of these pro forma adjustments.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 79

8.   We note that you have determined the fair value for your stock options to be $748,000 utilizing the Black Scholes option pricing model. Tell us and revise your notes to the pro forma condensed combined balance sheet to include the significant assumptions used to estimate the fair value of the options.

9.   Reference is made to adjustment (e) and (f). We note you have allocated $6.5 million of the purchase price to the Malis® trademark and recorded your related obligation of $3.2 million issued in conjunction with the exercise of the option to acquire the trademark. Tell us and disclose the following in connection with the acquisition of the trademark:

   • how you determined the estimated fair value of the trademark was $6.5 million;

   • how you determined that the Malis® trademark is an indefinite life intangible; and

   • your basis for using an imputed rate of interest of 8%.

Please be detailed in your response. We may have further comment after receipt of your response.

10.   Reference is made to adjustment (g). We note that you have allocated $1.5 million of the purchase price to an intangible asset that you have disclosed as customer and vendor lists. In this regard, tell us and revise to disclose the following about these intangible assets:

   • the nature of the intangible assets you have acquired;

   • how you determined the estimated value assigned;

   • how you determined that the customer and vendor lists meet the separable criteria of paragraph 39 of SFAS 141; and

   • your basis for assigning a life of fifteen years to the intangible assets. Refer to paragraph 11 of 142.

Please be detailed in your response. We may have further comment after receipt of your response.

11. Reference is made to adjustment (h). We note that the excess of the purchase price over the net assets acquired in the acquisition resulted in goodwill of approximately $10.7 million. Tell us and revise to include a discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

Notes to Unaudited Pro Forma Condensed Combined Statements of Income, page 83

12. Reference is made to adjustment (f). Tell us and revise your note to discuss your basis for an effective tax rate of 29.7% on a pro forma basis for the annual pro forma statement of income.

13. Revise to disclose within the notes to the pro forma combined statement of income how the pro forma weighted average shares, basic and diluted, was calculated on pages 81 and 82.

Synergetics Management's Discussion and Analysis of Financial Condition and Results of Operations, page 93

-Six-Month Period Ended January 31, 2005 Compared to Six-Month Period Ended January 31, 2004

-Results of Operations

-Gross Profit, page 94

14. We note that your gross profit margin was 64.4% for the six-month period ended January 31, 2005 as compared to 56.9% for the comparable 2004 period. Revise to expand to discuss the manufacturing efficiencies that were obtained that contributed to the improvement in gross profit.

Contractual Obligations, page 99

15. Revise the contractual obligations table to include amounts borrowed on your line-of-credit as of July 31, 2004.

<u>Quantitative and Qualitative Disclosure About Market Risk, page 102</u>

16.   Your current disclosures regarding your exposure to foreign currency exchange rate and interest rate fluctuations do not comply with the requirements as outlined in Item 305 of Regulation S-K. Please revise your disclosures regarding your exposure to foreign currency exchange rate and interest rate risks so that they are presented in one of the suggested formats. Your revised disclosure should separately discuss and address the various material foreign currency risks to which you are exposed.

<u>Synergetics, Inc. Consolidated Financial Statements, page F-1</u>

<u>Consolidated Statements of Income, page F-5</u>

17.   You state on page 86 that a significant component of your ophthalmic surgery business consists of repair services for instruments manufactured by you and your competitors.   Please revise your consolidated statements of income to provide separate disclosure of revenues from sales of products and revenues from services. Refer to the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X. Alternatively, please explain why you do not believe this presentation is required.

<u>Notes to Consolidated Financial Statements, page F-8</u>

<u>Note 1. Nature of Business and Significant Accounting Policies, page F-8</u>

<u>-Principles of consolidation, page F-8</u>

18.   We note that you own 83% of Synergetics Laser LLC. Tell us who holds the remaining units and confirm to us that the amount of minority interest was not material for the periods presented since you do not present minority interest separately in the consolidated financial statements.

<u>-Segment Information</u>

19.   Revise your footnotes to disclose your operating segment(s) as required by paragraph 10 of SFAS 31. Even if you conclude you have one reportable segment, you are required to disclose the information required by paragraphs 37-39 of SFAS 131. Please revise your filing as necessary.

-Revenue Recognition, page F-9

20.   We note from your disclosures on pages 87 and throughout the filing that, on an
        international basis, you entered into arrangements to sell your products through
        approximately 40 foreign distributors. Tell us and revise your filing to explain the
        nature and significant terms of these arrangements with distributors, including any
        post shipment obligations, acceptance provisions and return provisions that may
        exist and how you account for such obligations. Also, tell us and revise your
        filing to disclose if you grant price concessions to your distributors and if so, tell
        us how you account for price concessions. Please revise your revenue recognition
        policy to include the accounting for distributor arrangements. Additionally, revise
        your critical accounting policies on page 100 as deemed necessary.

21.   We note from your disclosure on page 101 that you provide product warranties to
        your customers. Tell us and revise your footnotes to disclose the nature of the
        warranties that you provide to your customers and provide all of the disclosures
        required by paragraph 14 of FIN 45, if material.

Synergetics, Inc. Condensed Consolidated Financial Statements, page F-19

Condensed Consolidated Statements of Income, page F-20

22.   Revise to present earnings per share, basic and diluted, on the face of your
        condensed consolidated statements of income for the six months ended January
        31, 2005 and 2004.

Valley Forge Scientific Corp. Consolidated Financial Statements, page F-25

General

23.   Please revise your consolidated financial statements for the revisions you
        indicated that would be make in future filings as a result of our comment letter
        dated February 16, 2005.

Note 1: The Company and Summary of Significant Accounting Policies, page F-31

-Revenue Recognition, page F-31

24.   You indicate that service revenue substantially relates to repair of products and is
        recognized when the service has been completed. Confirm to us that the amount
        of service revenue does not comprise more than 10% of total consolidated
        revenues for the periods presented. Refer to the guidance in Rule 5-03 of
        Regulation S-X.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Michelle Golhke at (202) 551-3327, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Matthew H. Lubart, Esq.
        John F. Cinque, Esq.